Manulife Reports Third Quarter 2025 Results
TSX/NYSE/PSE: MFC  SEHK: 945                                                      C$ unless otherwise stated
TORONTO, ON – November 12, 2025 – Manulife Financial Corporation (“Manulife” or the “Company”) reported its third quarter results for the period ended September 30, 2025, delivering record core earnings and double-digit growth in core EPS.
Key highlights for the third quarter of 2025 (“3Q25”) include:
•Core earnings1 of $2.0 billion, up 10% on a CER basis2 compared with the third quarter of 2024 (“3Q24”)
•Excluding the impact of the change in expected credit loss (“ECL”), core earnings was $2.0 billion, up 6%
from 3Q241,2
•Net income attributed to shareholders of $1.8 billion, in line with 3Q24
•Core EPS3 of $1.16, up 16%2 from 3Q24. EPS of $1.02, up 2%2 from 3Q24
•Excluding the impact of the change in ECL, core EPS was $1.14, up 11% from 3Q242,3
•Core ROE3 of 18.1% and ROE of 16.0%
•LICAT ratio4 of 138%
•APE sales up 8%5, new business CSM up 25%2 and new business value (“NBV”) up 11%5 from 3Q246,7
•Global Wealth and Asset Management (“Global WAM”) net outflows5 of $6.2 billion, compared with $5.2 billion of net inflows in 3Q24
“We delivered another quarter of strong financial and operating performance, driven by focused execution and the strength and diversity of our global franchise. Core earnings in Asia, Global WAM and Canada reached record levels, and new business momentum continued, with all three insurance segments growing new business CSM by 15% or greater. While our Global WAM business saw net outflows, core EBITDA margin3 continued to expand, highlighting our positive operating leverage. And our acquisition of Comvest Credit
Partners and the agreement to acquire Schroders Indonesia8 reinforce our disciplined, strategic approach to capital deployment, adding capabilities and expanding the solutions we offer customers, to drive growth.
“Our refreshed strategy, with clear priorities, strengthens our confidence in the delivery of our 2027 targets, and positions Manulife for long-term success as a globally diversified financial services leader, headquartered in
Canada.9”
— Phil Witherington, Manulife President & Chief Executive Officer
“Core ROE and book value per common share improved meaningfully year over year, highlighting the strength of our underlying business performance and quality of our portfolio. Our annual review of actuarial methods and assumptions, which included our U.S. long-term care business, resulted in a net favourable impact of a
$605 million decrease in overall pre-tax fulfillment cash flows. With a LICAT ratio of 138% and a financial leverage ratio of 22.7%3, our robust capital position and strong balance sheet position us well for the future.”
— Colin Simpson, Manulife Chief Financial Officer

Results at a Glance

($ millions, unless otherwise stated)	Quarterly Results			YTD Results
	3Q25	3Q24	Change[2,5]	2025	2024	Change[2,5]
Net income attributed to shareholders	$1,799	$1,839	(3)%	$4,073	$3,747	7%
Core earnings[6]	$2,035	$1,828	10%	$5,528	$5,275	3%
EPS ($)	$1.02	$1.00	2%	$2.25	$1.97	12%
Core EPS ($)[6]	$1.16	$1.00	16%	$3.10	$2.82	7%
ROE	16.0%	16.6%	(0.6) pps	11.8%	11.3%	0.5 pps
Core ROE[6]	18.1%	16.6%	1.5 pps	16.2%	16.2%	0.1 pps
Book value per common share ($)	$26.07	$24.40	7%	$26.07	$24.40	7%
Adjusted BV per common share ($)[3,6]	$38.22	$34.27	12%	$38.22	$34.27	12%
Financial leverage ratio (%)[6]	22.7%	23.9%	(1.2) pps	22.7%	23.9%	(1.2) pps
APE sales	$2,576	$2,347	8%	$7,495	$6,137	19%
New business CSM	$966	$759	25%	$2,755	$2,045	31%
NBV[6]	$906	$806	11%	$2,659	$2,138	21%
Global WAM net flows ($ billions)	$(6.2)	$5.2	-%	$(4.8)	$12.0	-%
Results by Segment

($ millions, unless otherwise stated)	Quarterly Results			YTD Results
	3Q25	3Q24	Change[5]	2025	2024	Change[5]
Asia (US$)
Net income attributed to shareholders	$649	$606	7%	$1,684	$1,300	29%
Core earnings	550	428	29%	1,562	1,342	16%
APE sales	1,452	1,372	5%	4,097	3,242	26%
New business CSM	516	435	18%	1,494	1,148	29%
NBV	490	453	7%	1,398	1,122	24%
Canada
Net income attributed to shareholders	$449	$430	4%	$1,061	$782	36%
Core earnings	428	412	4%	1,221	1,178	4%
APE sales	374	343	9%	1,210	1,313	(8)%
New business CSM	109	95	15%	300	241	24%
NBV	159	143	11%	500	459	9%
U.S. (US$)
Net income attributed to shareholders	$(54)	$5	-%	$(425)	$23	-%
Core earnings	241	302	(20)%	633	940	(33)%
APE sales	146	97	51%	396	303	31%
New business CSM	106	52	104%	262	178	47%
NBV	52	34	53%	146	112	30%
Global WAM
Net income attributed to shareholders	$523	$498	5%	$1,448	$1,213	17%
Core earnings	525	479	9%	1,442	1,214	17%
Gross flows ($ billions)[5]	47.3	41.3	14%	141.4	128.2	8%
Average AUMA ($ billions)[5]	1,066	963	10%	1,038	924	10%
Core EBITDA margin (%)	30.9%	27.8%	310 bps	29.8%	26.6%	320 bps

Strategic Highlights
For the first time, Manulife was included in the TIME World’s Best Companies (2025) List, which encompassed
1,000 global organizations. The assessment focused on three key dimensions: employee satisfaction, revenue growth, and sustainability transparency.
Furthermore, Manulife has been upgraded by MSCI from AA to AAA in its ESG rating, the highest possible rating, recognizing our strong governance and proactive management of sustainability-related risks.
We are strategically deploying capital to enhance capabilities and drive growth
In Global WAM, we entered an agreement to acquire 75% of Comvest Credit Partners (“Comvest”), a U.S. private credit manager with US$14.7 billion10 on its platform. The acquisition, which was completed on November 3, 2025, will enhance our private credit capabilities and create a comprehensive platform, by aligning Comvest with
Manulife’s existing senior credit team. By leveraging Comvest’s investment philosophy and expertise, we will be able to offer clients expanded access to differentiated private credit strategies.
In addition, we entered an agreement to acquire PT Schroder Investment Management Indonesia (“Schroders
Indonesia”), strengthening our position as the largest asset manager in Indonesia, and enabling us to deliver enhanced value to our clients and stakeholders by leveraging their local expertise and client relationships. The transaction is subject to customary closing conditions and regulatory approvals.
In November, we entered into an agreement to establish a 50:50 life insurance joint venture with Mahindra &
Mahindra Ltd., an existing partner through our asset management joint venture, to enter the India insurance market11. This partnership will expand our global footprint and position us to grow across one of the world’s largest economies, delivering long-term value.
We are delivering differentiated customer experience and digital solutions with AI-powered innovations
In Hong Kong, we launched the Manulife AI Assistant, a leading GenAI-powered customer chatbot designed to handle payment, claims, and policy-related inquiries on our websites. It provides 24/7 availability and contextual understanding for accurate and instant responses to complex, multilingual customer queries in Chinese and
English. Together with our e-claims solutions, the Manulife AI Assistant has earned us two accolades in the Hong
Kong Business Technology Excellence Awards 2025.
In Canada, we introduced an enhanced life and health insurance online application form that reduces complexity, accelerates medical data collection, and shortens processing times through adaptive questioning and streamlined workflows, transforming the digital experience for advisors. These efficiencies strengthen our competitiveness in the mass market segment and support Manulife’s ambition of delivering scalable digital offerings.
Furthermore, we launched a GenAI-powered coaching tool for Licensed Insurance Advisor (“LIA”) supervisors in our Affinity business that evaluates customer service calls, generating insights that allow supervisors to provide
LIAs with more effective, timely, and targeted feedback to enhance customer service and sales outcomes.
In the U.S., we partnered with Munich Re Life US to enhance underwriting efficiency through alitheia, its AI-driven risk assessment platform, raising instant underwriting decision eligibility from US$3 million to US$5 million, enabling more customers to experience a streamlined life insurance application process.
In Global WAM, we launched FutureChoiceTM, an open-architecture retirement plan solution in the U.S.
FutureChoiceTM expands our product offerings and strengthens our digital capabilities through the integration of AI to improve user experience, by streamlining processes for client onboarding and participant access.
We are empowering our customers to focus on health, wealth and longevity across our global footprint
In Asia, we launched the enhanced ManulifeMOVE, our flagship lifestyle program, with initial rollout in Singapore in
September, followed by the Philippines in October. ManulifeMOVE empowers customers to take charge of their health and well-being, with key enhancements including differentiated and expanded benefits across preventive health services, medical and assistive care, cancer care support, health and well-being coaching, fitness and wellness experiences, alongside community engagement.
In addition, we hosted Asia’s inaugural Manulife Longevity Symposium in Singapore in September, followed by the
Philippines in October, reinforcing our commitment to advancing Asia’s longevity movement. The symposium brought together over 1,000 healthcare experts, industry leaders, financial consultants, customers and partners to address the challenge of living not just longer, but better, covering topics such as health and longevity innovations, and financial well-being.

In the U.S., we expanded our suite of insurance solutions by introducing an accumulation survivorship indexed universal life product, John Hancock’s first offering in this product category. We also became the first life insurer to offer annual and recurring access to GRAIL’s Galleri® multi-cancer test to eligible John Hancock Vitality members, expanding access to early detection technology and reinforcing our commitment to helping customers live longer, healthier, and better lives.
Strong business growth contributing to record core earnings12
Core earnings of $2.0 billion in 3Q25, up 10% from 3Q24
The increase in core earnings reflected strong business growth in Global WAM, Asia and Canada, a release in the expected credit loss (“ECL”) provision compared with an increase in 3Q24, and the net impact of the annual review of actuarial methods and assumptions in 3Q25, partially offset by unfavourable life insurance claims experience in the U.S.
•Asia core earnings increased 29%, reflecting continued business growth, the net impact of the annual review of actuarial methods and assumptions, improved insurance experience, and a release in the ECL provision compared with an increase in 3Q24.
•Global WAM core earnings increased 9%, driven by higher net fee income from favourable market impacts over the past 12 months, higher performance fees and continued expense discipline, partially offset by lower favourable tax true-ups and tax benefits.
•Canada core earnings were up 4%, driven by higher investment spreads, business growth in Group Insurance, favourable insurance experience in Individual Insurance, and the net impact of the annual review of actuarial methods and assumptions, partially offset by less favourable insurance experience in Group Insurance.
•U.S. core earnings decreased 20%, reflecting unfavourable life insurance claims experience, lower investment spreads and the impact of the RGA U.S. Reinsurance Transaction13, partially offset by a release in the ECL provision compared with an increase in 3Q24, and favourable lapse experience.
•Corporate and Other core earnings improved by $49 million, primarily driven by an adjustment to the year-to-
date accrual for withholding taxes following the announcement of the Comvest acquisition.
Net Income attributed to shareholders of $1.8 billion in 3Q25, in line with 3Q24
Net income was largely in line with 3Q24, reflecting core earnings growth offset by favourable market experience in 3Q24. The net neutral market experience in 3Q25 reflects lower-than-expected returns on alternative long-
duration assets, mainly related to private equity, real estate and timber investments, offset by higher-than-expected returns on public equities.
Insurance new business growth highlighting the strength and diversity of our businesses
APE sales, new business CSM and NBV increased 8%, 25% and 11%, respectively, reflecting continued
sales momentum and broad-based strength across our insurance segments
•Asia continued to generate solid growth in APE sales, new business CSM and NBV, with a year-over-year increase of 5%, 18% and 7%, respectively, reflecting higher sales volumes in Asia Other14 and a more favourable business mix. NBV margin improved to 39.0%.5
•Canada increased APE sales, new business CSM and NBV by 9%, 15% and 11%, respectively, driven by strong sales in Individual Insurance.
•U.S. delivered very strong new business growth this quarter with an increase in APE sales, new business CSM and NBV of 51%,104% and 53%, respectively, reflecting broad-based demand for our suite of products.
Global WAM net outflows of $6.2 billion in 3Q25, compared with net inflows of $5.2 billion in 3Q24
•Retirement net outflows were $1.6 billion in 3Q25 compared with net inflows of $0.6 billion in 3Q24, driven by several large plan sales in the U.S. in 3Q24, and higher net member withdrawals reflecting higher account balances from market growth and cost of living pressures in North America.
•Retail net outflows were $3.9 billion in 3Q25 compared with net inflows of $3.9 billion in 3Q24, driven by lower net sales through third-party intermediaries in North America and our Canada retail wealth platform.
•Institutional Asset Management net outflows were $0.7 billion in 3Q25 compared with net inflows of $0.7 billion in 3Q24, driven by higher redemptions in equity mandates, as well as lower sales in private equity and real estate mandates. This was partially offset by higher net sales in fixed income mandates.

New business growth continued to drive higher organic CSM and CSM balance
CSM15 was $24,718 million as at September 30, 2025
CSM increased $2,591 million compared with December 31, 2024. Organic CSM movement contributed $1,714 million of the increase for the same period, representing a 11%5 growth on an annualized basis, primarily driven by the impact of new business, interest accretion and net favourable insurance experience, partially offset by amortization recognized in core earnings. Inorganic CSM movement was an increase of $877 million for the same period, primarily driven by the net impacts of the annual review of actuarial methods and assumptions and equity market performance, partially offset by the impacts of changes in foreign currency exchange rates and reinsurance transactions. Post-tax CSM net of NCI1 was $20,537 million as at September 30, 2025.
Annual review of actuarial methods and assumptions
We completed our annual review of actuarial methods and assumptions, which resulted in a net favourable impact of a $605 million16 decrease in pre-tax fulfillment cash flows. Under International Financial Reporting Standards
(“IFRS”) 17, the impact of the annual review of actuarial methods and assumptions is reported in several places.
The $605 million decrease in pre-tax fulfillment cash flows was comprised of a decrease in pre-tax net income attributed to shareholders of $244 million ($216 million post-tax), a decrease in pre-tax net income attributed to participating policyholders of $88 million ($67 million post-tax), an increase in CSM of $1,080 million, a decrease in pre-tax other comprehensive income attributed to shareholders of $52 million ($73 million post-tax), and a decrease in pre-tax other comprehensive income attributed to participating policyholders of $91 million ($70 million post-tax).
The review this year included a comprehensive study of our U.S. long-term care (“LTC”) experience, including all aspects of claim assumptions, as well as the progress on future premium increases and approved premium increases in excess of prior assumptions. The net favourable impact of the LTC review resulted in a decrease in pre-tax fulfillment cash flows of $77 million. Other actuarial methods and assumptions reviewed included a change in the IFRS 17 measurement model on certain health insurance products in Hong Kong, annual updates to our valuation models for participating products in Asia and Canada, lapse assumptions for certain products in
Singapore, lapse review on term insurance products in Canada, morbidity assumptions for group long-term disability benefits in Canada, as well as other valuation model updates.

(1)Core earnings, core earnings excluding the impact of the change in ECL, and post-tax contractual service margin net of NCI (“post-tax CSM net of NCI”) are non-GAAP financial measures. For more information on non-GAAP and other financial measures, see “Non-GAAP and other financial measures” below and in our 3Q25 Management’s Discussion and Analysis (“3Q25 MD&A”).
(2)Percentage growth/declines in core earnings, core earnings excluding the impact of the change in ECL, diluted core earnings per common share (“core EPS”), diluted earnings (loss) per share (“EPS”), core EPS excluding the impact of the change in ECL, new business contractual service margin net of NCI (“new business CSM”), and net income attributed to shareholders are stated on a constant exchange rate (“CER”) basis and are non-GAAP ratios.
(3)Core EPS, core EPS excluding the impact of the change in ECL, core ROE, core EBITDA margin, financial leverage ratio, and adjusted book value per common share (“adjusted BV per common share”) are non-GAAP ratios.
(4)Life Insurance Capital Adequacy Test (“LICAT”) ratio of The Manufacturers Life Insurance Company (“MLI”) as at September 30, 2025. LICAT ratio is disclosed under the Office of the Superintendent of Financial Institutions Canada’s (“OSFI’s”) Life Insurance Capital Adequacy Test Public Disclosure Requirements
guideline.
(5)For more information on annualized premium equivalent (“APE”) sales, new business value (“NBV”), net flows, gross flows, average asset under management and administration (“average AUMA”) and new business value margin (“NBV margin”), see “Non-GAAP and other financial measures” below. In this news release, percentage growth/decline in APE sales, NBV, net flows, gross flows, average AUMA and organic CSM are stated on a constant exchange rate basis.
(6)2024 quarterly and year-to-date core earnings, NBV, core EPS, core ROE, adjusted BV per common share, and financial leverage ratio have been updated to align with the presentation of Global Minimum Taxes (“GMT”) in 2025. See section A7 “Global Minimum Taxes (GMT)” in our 3Q25 MD&A for more information.
(7)Refers to “Results at a Glance” for 3Q25 and 3Q24 results.
(8)PT Schroder Investment Management Indonesia.
(9)See “Caution regarding forward-looking statements” below.
(10)Includes AUM of US$11 billion and committed capital of US$3.7 billion as of June 30, 2025.
(11)Subject to the receipt of regulatory approvals. See “Caution Regarding Forward-looking Statements”.
(12)See section A1 “Profitability” in our 3Q25 MD&A for more information on notable items attributable to core earnings and net income attributed to shareholders.
(13)The reinsurance transaction with the Reinsurance Group of America, Incorporated (“RGA U.S. Reinsurance Transaction”) closed January 1, 2025.
(14)Asia Other excludes Hong Kong and Japan.
(15)Net of non-controlling interests (“NCI”).
(16)This amount excludes the portion related to NCI.

Earnings Results Conference Call
Manulife will host a conference call and live webcast on its Third Quarter 2025 results, including an update on its strategic refresh, on November 13, 2025, at 8:00 a.m. (ET). To access the conference call, dial 1-888-317-6003 or
1-412-902-6506 (Passcode: 0794352#). Please call in 15 minutes before the scheduled start time. You will be required to provide your name and organization to the operator. You may access the webcast at https://
www.manulife.com/en/investors/results-and-reports.
The archived webcast will be available following the call at the same URL as above. A replay of the call will also be available until January 13, 2026, by dialing 1-855-669-9658 or 1-412-317-0088 (Passcode: 9645853#).
The Third Quarter 2025 Statistical Information Package and additional information related to the strategic refresh are also available on the Manulife website at https://www.manulife.com/en/investors/results-and-reports.
This earnings news release should be read in conjunction with the Company’s Third Quarter 2025 Report to
Shareholders, including our unaudited interim Consolidated Financial Statements for the three and nine months ended September 30, 2025, prepared in accordance with IFRS as issued by the International Accounting
Standards Board, which is available on our website at https://www.manulife.com/en/investors/results-and-
reports.html. The Company’s 3Q25 MD&A and additional information relating to the Company is available on the
SEDAR+ website at https://www.sedarplus.ca and on the U.S. Securities and Exchange Commission’s (“SEC”)
website at https://www.sec.gov.
Any information contained in, or otherwise accessible through, websites mentioned in this news release does not form a part of this document unless it is expressly incorporated by reference.

Media Inquiries	Investor Relations
Fiona McLean	Derek Theobalds
(437) 441-7491	(416) 254-1774
fiona_mclean@manulife.com	derek_theobalds@manulife.com

Earnings
The following table presents net income attributed to shareholders, consisting of core earnings and details of the items excluded from core earnings:

	Quarterly Results			YTD Results
($ millions)	3Q25	2Q25	3Q24	2025	2024
Core earnings(1)
Asia	$759	$720	$584	$2,184	$1,826
Canada	428	419	412	1,221	1,178
U.S.	332	194	411	887	1,278
Global Wealth and Asset Management	525	463	479	1,442	1,214
Corporate and Other	(9)	(70)	(58)	(206)	(221)
Total core earnings	$2,035	$1,726	$1,828	$5,528	$5,275
Items excluded from core earnings
Market experience gains (losses)	(2)	113	186	(1,221)	(1,258)
Change in actuarial methods and assumptions that flow directly through income	(216)	-	(199)	(216)	(199)
Restructuring charge	-	-	(20)	-	(20)
Amortization of acquisition-related intangible assets(2)	(6)	-	-	(6)	-
Reinsurance transactions, tax-related items and other(1)	(12)	(50)	44	(12)	(51)
Net income attributed to shareholders	$1,799	$1,789	$1,839	$4,073	$3,747
(1)2024 quarterly and year-to-date core earnings by segment, and 2024 YTD total core earnings have been updated to align with the presentation of GMT in 2025, with a corresponding offset in items excluded from core earnings. See section A7 “Global Minimum Tax (GMT)” in our 3Q25 MD&A for more information.
(2)Includes the amortization of intangible assets acquired in a business combination, except for amortization of software and distribution agreements. This item is excluded from core earnings commencing in 3Q25. Prior periods have not been restated as these amounts are not considered material, and use the definition of core earnings in effect for those periods. See our definition of core earnings in section E3 “Non-GAAP and Other Financial Measures” of the 3Q25 MD&A.
Global Minimum Taxes (“GMT”)
On June 20, 2024, the Canadian government passed the Global Minimum Tax Act into law. Canada’s GMT is applied retroactively to fiscal periods commencing on or after December 31, 2023. As additional local jurisdictions are expected to enact the GMT in 2025, GMT is now recognized in net income in the reporting segments whose earnings are subject to this tax. GMT is reported in both core earnings and items excluded from core earnings in line with our definition of core earnings in section E3 “Non-GAAP and Other Financial Measures” of the 3Q25
MD&A.
To improve the comparability of results between 2025 and 2024, we have updated certain 2024 non-GAAP and other financial measures to reflect the impact of GMT, including quarterly core earnings, core ROE, core EPS, financial leverage ratio, adjusted book value per common share, new business value, and post-tax CSM net of
NCI. For further information and a complete list of the impacted financial measures, please see section A7 “Global
Minimum Taxes (GMT)” of the 3Q25 MD&A, which is incorporated by reference.
Non-GAAP and other financial measures
The Company prepares its Consolidated Financial Statements in accordance with International Financial
Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. We use a number of non-GAAP and other financial measures to evaluate overall performance and to assess each of our businesses.
This section includes information required by National Instrument 52-112 – Non-GAAP and Other Financial
Measures Disclosure in respect of “specified financial measures” (as defined therein).
Non-GAAP financial measures include core earnings (loss); core earnings excluding the impact of the change in
ECL; core earnings available to common shareholders excluding the impact of the change in ECL; core earnings available to common shareholders; core earnings before interest, taxes, depreciation and amortization (“core
EBITDA”); core expenses; adjusted book value; post-tax contractual service margin; post-tax contractual service margin net of NCI (“post-tax CSM net of NCI”); assets under management (“AUM”); and core revenue. In addition, non-GAAP financial measures include the following stated on a constant exchange rate (“CER”) basis: any of the foregoing non-GAAP financial measures; net income attributed to shareholders; and common shareholders’ net income.
Non-GAAP ratios include core return on common shareholders’ equity (“core ROE”); diluted core earnings per common share (“core EPS”); diluted core earnings per common share excluding the impact of the change in ECL
(“core EPS excluding the impact of the change in ECL”); expense efficiency ratio; adjusted book value per common share; financial leverage ratio; core EBITDA margin; and percentage growth/decline on a constant exchange rate basis in any of the above non-GAAP financial measures and non-GAAP ratios; net income attributed to shareholders; diluted earnings per common share (“EPS”), CSM, and new business CSM.

Other specified financial measures include NBV; APE sales; gross flows; net flows; average assets under management and administration (“average AUMA”); NBV margin; and percentage growth/decline in these foregoing specified financial measures. In addition, explanations of the components of the CSM movement, other than the new business CSM were provided in the 3Q25 MD&A.
Non-GAAP financial measures and non-GAAP ratios are not standardized financial measures under GAAP and, therefore, might not be comparable to similar financial measures disclosed by other issuers. Therefore, they should not be considered in isolation or as a substitute for any other financial information prepared in accordance with GAAP. For more information on non-GAAP financial measures, including those referred to above, see the section “Non-GAAP and other financial measures” in our 3Q25 MD&A, which is incorporated by reference.
Reconciliation of core earnings to net income attributed to shareholders – 3Q25
($ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	3Q25
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Income (loss) before income taxes	$1,268	$551	$(109)	$606	$(87)	$2,229
Income tax (expenses) recoveries
Core earnings	(93)	(119)	(79)	(82)	91	(282)
Items excluded from core earnings	(140)	(5)	113	1	3	(28)
Income tax (expenses) recoveries	(233)	(124)	34	(81)	94	(310)
Net income (post-tax)	1,035	427	(75)	525	7	1,919
Less: Net income (post-tax) attributed to
Non-controlling interests	128	-	-	2	-	130
Participating policyholders	12	(22)	-	-	-	(10)
Net income (loss) attributed to shareholders (post- tax)	895	449	(75)	523	7	1,799
Less: Items excluded from core earnings (post-tax)
Market experience gains (losses)	173	(37)	(172)	18	16	(2)
Changes in actuarial methods and assumptions that flow directly through income	(39)	58	(235)	-	-	(216)
Restructuring charge	-	-	-	-	-	-
Amortization of acquisition-related intangible assets	-	-	-	(6)	-	(6)
Reinsurance transactions, tax related items and other	2	-	-	(14)	-	(12)
Core earnings (post-tax)	$759	$428	$332	$525	$(9)	$2,035
Income tax on core earnings (see above)	93	119	79	82	(91)	282
Core earnings (pre-tax)	$852	$547	$411	$607	$(100)	$2,317
Core earnings, CER basis and U.S. dollars – 3Q25
($ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	3Q25
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Core earnings (post-tax)	$759	$428	$332	$525	$(9)	$2,035
CER adjustment(1)	-	-	-	-	-	-
Core earnings, CER basis (post-tax)	$759	$428	$332	$525	$(9)	$2,035
Income tax on core earnings, CER basis(2)	93	119	79	82	(91)	282
Core earnings, CER basis (pre-tax)	$852	$547	$411	$607	$(100)	$2,317
Core earnings (U.S. dollars) – Asia and U.S. segments
Core earnings (post-tax)(3), US $	$550		$241
CER adjustment US $(1)	-		-
Core earnings, CER basis (post-tax), US $	$550		$241
(1)The impact of updating foreign exchange rates to that which was used in 3Q25.
(2)Income tax on core earnings adjusted to reflect the foreign exchange rates for the Statement of Income in effect for 3Q25.
(3)Core earnings (post-tax) in Canadian $ is translated to US $ using the US $ Statement of Income exchange rate for 3Q25.

Reconciliation of core earnings to net income attributed to shareholders – 2Q25
($ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	2Q25
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Income (loss) before income taxes	$1,092	$526	$31	$575	$37	$2,261
Income tax (expenses) recoveries
Core earnings	(94)	(110)	(37)	(89)	32	(298)
Items excluded from core earnings	(55)	(5)	42	(4)	(18)	(40)
Income tax (expenses) recoveries	(149)	(115)	5	(93)	14	(338)
Net income (post-tax)	943	411	36	482	51	1,923
Less: Net income (post-tax) attributed to
Non-controlling interests	49	-	-	-	-	49
Participating policyholders	64	21	-	-	-	85
Net income (loss) attributed to shareholders (post- tax)	830	390	36	482	51	1,789
Less: Items excluded from core earnings (post-tax)
Market experience gains (losses)	161	(27)	(158)	16	121	113
Changes in actuarial methods and assumptions that flow directly through income	-	-	-	-	-	-
Restructuring charge	-	-	-	-	-	-
Amortization of acquisition-related intangible assets	-	-	-	-	-	-
Reinsurance transactions, tax related items and other	(51)	(2)	-	3	-	(50)
Core earnings (post-tax)	$720	$419	$194	$463	$(70)	$1,726
Income tax on core earnings (see above)	94	110	37	89	(32)	298
Core earnings (pre-tax)	$814	$529	$231	$552	$(102)	$2,024
Core earnings, CER basis and U.S. dollars – 2Q25
($ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	2Q25
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Core earnings (post-tax)	$720	$419	$194	$463	$(70)	$1,726
CER adjustment(1)	(6)	-	(1)	(1)	-	(8)
Core earnings, CER basis (post-tax)	$714	$419	$193	$462	$(70)	$1,718
Income tax on core earnings, CER basis(2)	94	110	37	89	(33)	297
Core earnings, CER basis (pre-tax)	$808	$529	$230	$551	$(103)	$2,015
Core earnings (U.S. dollars) – Asia and U.S. segments
Core earnings (post-tax)(3), US $	$520		$141
CER adjustment US $(1)	(1)		-
Core earnings, CER basis (post-tax), US $	$519		$141
(1)The impact of updating foreign exchange rates to that which was used in 3Q25.
(2)Income tax on core earnings adjusted to reflect the foreign exchange rates for the Statement of Income in effect for 3Q25.
(3)Core earnings (post-tax) in Canadian $ are translated to US $ using the US $ Statement of Income exchange rate for 2Q25.

Reconciliation of core earnings to net income attributed to shareholders – 3Q24(1)
($ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	3Q24
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Income (loss) before income taxes	$1,059	$578	$18	$519	$167	$2,341
Income tax (expenses) recoveries
Core earnings	(100)	(104)	(112)	(26)	27	(315)
Items excluded from core earnings	61	(10)	99	6	(115)	41
Income tax (expenses) recoveries	(39)	(114)	(13)	(20)	(88)	(274)
Net income (post-tax)	1,020	464	5	499	79	2,067
Less: Net income (post-tax) attributed to
Non-controlling interests	130	-	-	1	-	131
Participating policyholders	63	34	-	-	-	97
Net income (loss) attributed to shareholders (post- tax)	827	430	5	498	79	1,839
Less: Items excluded from core earnings (post-tax)
Market experience gains (losses)	213	16	(204)	28	133	186
Changes in actuarial methods and assumptions that flow directly through income	(5)	2	(202)	-	6	(199)
Restructuring charge	-	-	-	(20)	-	(20)
Amortization of acquisition-related intangible assets	-	-	-	-	-	-
Reinsurance transactions, tax related items and other	35	-	-	11	(2)	44
Core earnings (post-tax)	$584	$412	$411	$479	$(58)	$1,828
Income tax on core earnings (see above)	100	104	112	26	(27)	315
Core earnings (pre-tax)	$684	$516	$523	$505	$(85)	$2,143
(1)This reconciliation and related core earnings reconciliations below have been updated to align with the presentation of GMT in 2025. See section A7 “Global
Minimum Taxes (GMT)” in our 3Q25 MD&A for more information.
Core earnings, CER basis and U.S. dollars – 3Q24
($ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	3Q24
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Core earnings (post-tax)	$584	$412	$411	$479	$(58)	$1,828
CER adjustment(1)	5	-	5	4	1	15
Core earnings, CER basis (post-tax)	$589	$412	$416	$483	$(57)	$1,843
Income tax on core earnings, CER basis(2)	100	104	114	26	(27)	317
Core earnings, CER basis (pre-tax)	$689	$516	$530	$509	$(84)	$2,160
Core earnings (U.S. dollars) – Asia and U.S. segments
Core earnings (post-tax)(3), US $	$428		$302
CER adjustment US $(1)	-		-
Core earnings, CER basis (post-tax), US $	$428		$302
(1)The impact of updating foreign exchange rates to that which was used in 3Q25.
(2)Income tax on core earnings adjusted to reflect the foreign exchange rates for the Statement of Income in effect for 3Q25.
(3)Core earnings (post-tax) in Canadian $ are translated to US $ using the US $ Statement of Income exchange rate for 3Q24.

Reconciliation of core earnings to net income attributed to shareholders – YTD 2025
($ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	YTD 2025
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Income (loss) before income taxes	$3,230	$1,382	$(809)	$1,709	$(323)	$5,189
Income tax (expenses) recoveries
Core earnings	(288)	(318)	(200)	(257)	152	(911)
Items excluded from core earnings	(225)	20	401	(1)	(8)	187
Income tax (expenses) recoveries	(513)	(298)	201	(258)	144	(724)
Net income (post-tax)	2,717	1,084	(608)	1,451	(179)	4,465
Less: Net income (post-tax) attributed to
Non-controlling interests	244	-	-	3	(2)	245
Participating policyholders	124	23	-	-	-	147
Net income (loss) attributed to shareholders (post- tax)	2,349	1,061	(608)	1,448	(177)	4,073
Less: Items excluded from core earnings (post-tax)
Market experience gains (losses)	257	(216)	(1,260)	23	(25)	(1,221)
Changes in actuarial methods and assumptions that flow directly through income	(39)	58	(235)	-	-	(216)
Restructuring charge	-	-	-	-	-	-
Amortization of acquisition-related intangible assets	-	-	-	(6)	-	(6)
Reinsurance transactions, tax related items and other	(53)	(2)	-	(11)	54	(12)
Core earnings (post-tax)	$2,184	$1,221	$887	$1,442	$(206)	$5,528
Income tax on core earnings (see above)	288	318	200	257	(152)	911
Core earnings (pre-tax)	$2,472	$1,539	$1,087	$1,699	$(358)	$6,439
Core earnings, CER basis and U.S. dollars – YTD 2025
($ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	YTD 2025
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Core earnings (post-tax)	$2,184	$1,221	$887	$1,442	$(206)	$5,528
CER adjustment(1)	(27)	-	(15)	(14)	-	(56)
Core earnings, CER basis (post-tax)	$2,157	$1,221	$872	$1,428	$(206)	$5,472
Income tax on core earnings, CER basis(2)	284	318	196	255	(151)	902
Core earnings, CER basis (pre-tax)	$2,441	$1,539	$1,068	$1,683	$(357)	$6,374
Core earnings (U.S. dollars) – Asia and U.S. segments
Core earnings (post-tax)(3), US $	$1,562		$633
CER adjustment US $(1)	4		-
Core earnings, CER basis (post-tax), US $	$1,566		$633
(1)The impact of updating foreign exchange rates to that which was used in 3Q25.
(2)Income tax on core earnings adjusted to reflect the foreign exchange rates for the Statement of Income in effect for 3Q25.
(3)Core earnings (post-tax) in Canadian $ is translated to US $ using the US $ Statement of Income exchange rate for the respective quarters that make up 2025 year-to-date core earnings.

Reconciliation of core earnings to net income attributed to shareholders – YTD 2024(1)
($ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	YTD 2024
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Income (loss) before income taxes	$2,416	$1,100	$20	$1,328	$113	$4,977
Income tax (expenses) recoveries
Core earnings	(293)	(302)	(310)	(151)	91	(965)
Items excluded from core earnings	(11)	66	322	38	(256)	159
Income tax (expenses) recoveries	(304)	(236)	12	(113)	(165)	(806)
Net income (post-tax)	2,112	864	32	1,215	(52)	4,171
Less: Net income (post-tax) attributed to
Non-controlling interests	223	-	-	2	-	225
Participating policyholders	117	82	-	-	-	199
Net income (loss) attributed to shareholders (post- tax)	1,772	782	32	1,213	(52)	3,747
Less: Items excluded from core earnings (post-tax)
Market experience gains (losses)	(95)	(439)	(1,018)	27	267	(1,258)
Changes in actuarial methods and assumptions that flow directly through income	(5)	2	(202)	-	6	(199)
Restructuring charge	-	-	-	(20)	-	(20)
Amortization of acquisition-related intangible assets	-	-	-	-	-	-
Reinsurance transactions, tax related items and other	46	41	(26)	(8)	(104)	(51)
Core earnings (post-tax)	$1,826	$1,178	$1,278	$1,214	$(221)	$5,275
Income tax on core earnings (see above)	293	302	310	151	(91)	965
Core earnings (pre-tax)	$2,119	$1,480	$1,588	$1,365	$(312)	$6,240
(1)This reconciliation and related core earnings reconciliations below have been updated to align with the presentation of GMT in 2025. See section A7 “Global
Minimum Taxes (GMT)” in our 3Q25 MD&A for more information.
Core earnings, CER basis and U.S. dollars – YTD 2024
($ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	YTD 2024
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Core earnings (post-tax)	$1,826	$1,178	$1,278	$1,214	$(221)	$5,275
CER adjustment(1)	33	-	16	11	2	62
Core earnings, CER basis (post-tax)	$1,859	$1,178	$1,294	$1,225	$(219)	$5,337
Income tax on core earnings, CER basis(2)	296	302	315	152	(91)	974
Core earnings, CER basis (pre-tax)	$2,155	$1,480	$1,609	$1,377	$(310)	$6,311
Core earnings (U.S. dollars) – Asia and U.S. segments
Core earnings (post-tax)(3), US $	$1,342		$940
CER adjustment US $(1)	8		-
Core earnings, CER basis (post-tax), US $	$1,350		$940
(1)The impact of updating foreign exchange rates to that which was used in 3Q25.
(2)Income tax on core earnings adjusted to reflect the foreign exchange rates for the Statement of Income in effect for 3Q25.
(3)Core earnings (post-tax) in Canadian $ is translated to US $ using the US $ Statement of Income exchange rate for the respective quarters that make up 2024 year-to-date core earnings.
Core earnings available to common shareholders(1)
($ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	Quarterly Results					YTD Results		Full Year Results
	3Q25	2Q25	1Q25	4Q24	3Q24	2025	2024	2024
Core earnings	$2,035	$1,726	$1,767	$1,907	$1,828	$5,528	$5,275	$7,182
Less: Preferred share dividends and other equity distributions	58	103	57	101	56	218	210	311
Core earnings available to common shareholders	1,977	1,623	1,710	1,806	1,772	5,310	5,065	6,871
CER adjustment(2)	-	(8)	(48)	(18)	15	(56)	62	44
Core earnings available to common shareholders, CER basis	$1,977	$1,615	$1,662	$1,788	$1,787	$5,254	$5,127	$6,915
(1)2024 reconciliations have been updated to align with the presentation of GMT in 2025.
(2)The impact of updating foreign exchange rates to which was used in 3Q25.

Core ROE(1)
($ millions, unless otherwise stated)

	Quarterly Results					YTD Results		Full Year Results
	3Q25	2Q25	1Q25	4Q24	3Q24	2025	2024	2024
Core earnings available to common shareholders	$1,977	$1,623	$1,710	$1,806	$1,772	$5,310	$5,065	$6,871
Annualized core earnings available to common shareholders (post-tax)	$7,844	$6,510	$6,935	$7,185	$7,049	$7,099	$6,766	$6,871
Average common shareholders’ equity (see below)	$43,238	$43,448	$44,394	$43,613	$42,609	$43,693	$41,847	$42,288
Core ROE (annualized) (%)	18.1%	15.0%	15.6%	16.5%	16.6%	16.2%	16.2%	16.2%
Average common shareholders’ equity
Total shareholders’ and other equity	$50,716	$49,080	$51,135	$50,972	$49,573	$50,716	$49,573	$50,972
Less: Preferred shares and other equity	6,660	6,660	6,660	6,660	6,660	6,660	6,660	6,660
Common shareholders’ equity	$44,056	$42,420	$44,475	$44,312	$42,913	$44,056	$42,913	$44,312
Average common shareholders’ equity	$43,238	$43,448	$44,394	$43,613	$42,609	$43,693	$41,847	$42,288
(1)2024 reconciliations have been updated to align with the presentation of GMT in 2025. See section A7 “Global Minimum Taxes (GMT)” in our 3Q25 MD&A for more information.
CSM and post-tax CSM information(1)
($ millions pre-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

As at	Sep 30, 2025	Jun 30, 2025	Mar 31, 2025	Dec 31, 2024	Sep 30, 2024
CSM	$26,283	$23,722	$23,713	$23,425	$22,213
Less: CSM for NCI	1,565	1,406	1,417	1,298	1,283
CSM, net of NCI	$24,718	$22,316	$22,296	$22,127	$20,930
CER adjustment(2)	-	270	(481)	(328)	298
CSM, net of NCI, CER basis	$24,718	$22,586	$21,815	$21,799	$21,228
CSM by segment
Asia	$17,580	$15,786	$15,904	$15,540	$14,715
Asia NCI	1,565	1,406	1,417	1,298	1,283
Canada	4,490	4,133	4,052	4,109	4,036
U.S.	2,649	2,386	2,329	2,468	2,171
Corporate and Other	(1)	11	11	10	8
CSM	$26,283	$23,722	$23,713	$23,425	$22,213
CSM, CER adjustment(2)
Asia	$-	$222	$(404)	$(245)	$235
Asia NCI	-	35	(21)	(9)	18
Canada	-	-	-	-	-
U.S.	-	47	(77)	(82)	63
Corporate and Other	-	1	-	-	-
Total	$-	$305	$(502)	$(336)	$316
CSM, CER basis
Asia	$17,580	$16,008	$15,500	$15,295	$14,950
Asia NCI	1,565	1,441	1,396	1,289	1,301
Canada	4,490	4,133	4,052	4,109	4,036
U.S.	2,649	2,433	2,252	2,386	2,234
Corporate and Other	(1)	12	11	10	8
Total CSM, CER basis	$26,283	$24,027	$23,211	$23,089	$22,529
Post-tax CSM
CSM	$26,283	$23,722	$23,713	$23,425	$22,213
Marginal tax rate on CSM	(4,347)	(3,940)	(3,929)	(3,928)	(3,719)
Post-tax CSM	$21,936	$19,782	$19,784	$19,497	$18,494
CSM, net of NCI	$24,718	$22,316	$22,296	$22,127	$20,930
Marginal tax rate on CSM net of NCI	(4,181)	(3,789)	(3,772)	(3,774)	(3,566)
Post-tax CSM net of NCI	$20,537	$18,527	$18,524	$18,353	$17,364
(1)2024 reconciliations have been updated to align with the presentation of GMT in 2025. See section A7 “Global Minimum Taxes (GMT)” in our 3Q25 MD&A for more information.
(2)The impact of reflecting CSM and CSM net of NCI using the foreign exchange rates for the Statement of Financial Position in effect for 3Q25.

New business CSM(1) detail, CER basis
($ millions pre-tax, and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	Quarterly Results					YTD Results		Full Year Results
	3Q25	2Q25	1Q25	4Q24	3Q24	2025	2024	2024
New business CSM
Hong Kong	$287	$286	$316	$299	$254	$889	$622	$921
Japan	76	74	81	66	86	231	224	290
Asia Other(2)	349	303	318	221	253	970	716	937
International High Net Worth								187
Mainland China								270
Singapore								391
Vietnam								17
Other Emerging Markets								72
Asia	712	663	715	586	593	2,090	1,562	2,148
Canada	109	100	91	116	95	300	241	357
U.S.	145	119	101	140	71	365	242	382
Total new business CSM	$966	$882	$907	$842	$759	$2,755	$2,045	$2,887
New business CSM, CER adjustment(3)
Hong Kong	$-	$(1)	$(12)	$(5)	$2	$(13)	$6	$2
Japan	-	(2)	(1)	1	2	(3)	10	11
Asia Other(2)	-	-	(4)	-	7	(4)	23	23
International High Net Worth								1
Mainland China								4
Singapore								18
Vietnam								(2)
Other Emerging Markets								2
Asia	-	(3)	(17)	(4)	11	(20)	39	36
Canada	-	-	-	-	-	-	-	(1)
U.S.	-	-	(4)	(2)	1	(4)	3	1
Total new business CSM	$-	$(3)	$(21)	$(6)	$12	$(24)	$42	$36
New business CSM, CER basis
Hong Kong	$287	$285	$304	$294	$256	$876	$628	$923
Japan	76	72	80	67	88	228	234	301
Asia Other(2)	349	303	314	221	260	966	739	960
International High Net Worth								188
Mainland China								274
Singapore								409
Vietnam								15
Other Emerging Markets								74
Asia	712	660	698	582	604	2,070	1,601	2,184
Canada	109	100	91	116	95	300	241	356
U.S.	145	119	97	138	72	361	245	383
Total new business CSM, CER basis	$966	$879	$886	$836	$771	$2,731	$2,087	$2,923
(1)New business CSM is net of NCI.
(2)New business CSM for Asia Other is reported by country annually, on a full year basis. Other Emerging Markets within Asia Other include Indonesia, the
Philippines, Malaysia, Thailand, Cambodia and Myanmar.
(3)The impact of updating foreign exchange rates to that which was used in 3Q25.

Net income financial measures on a CER basis
($ Canadian millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	Quarterly Results					YTD Results		Full Year Results
	3Q25	2Q25	1Q25	4Q24	3Q24	2025	2024	2024
Net income (loss) attributed to shareholders:
Asia	$895	$830	$624	$583	$827	$2,349	$1,772	$2,355
Canada	449	390	222	439	430	1,061	782	1,221
U.S.	(75)	36	(569)	103	5	(608)	32	135
Global WAM	523	482	443	384	498	1,448	1,213	1,597
Corporate and Other	7	51	(235)	129	79	(177)	(52)	77
Total net income (loss) attributed to shareholders	1,799	1,789	485	1,638	1,839	4,073	3,747	5,385
Preferred share dividends and other equity distributions	(58)	(103)	(57)	(101)	(56)	(218)	(210)	(311)
Common shareholders’ net income (loss)	$1,741	$1,686	$428	$1,537	$1,783	$3,855	$3,537	$5,074
CER adjustment(1)
Asia	$-	$(10)	$(40)	$(4)	$7	$(50)	$13	$9
Canada	-	(1)	1	-	(1)	-	8	8
U.S.	-	1	21	(4)	1	22	12	7
Global WAM	-	(3)	(18)	(6)	2	(21)	8	2
Corporate and Other	-	-	7	(3)	(2)	7	(7)	(9)
Total net income (loss) attributed to shareholders	-	(13)	(29)	(17)	7	(42)	34	17
Preferred share dividends and other equity distributions	-	-	-	-	-	-	-	-
Common shareholders’ net income (loss)	$-	$(13)	$(29)	$(17)	$7	$(42)	$34	$17
Net income (loss) attributed to shareholders, CER basis
Asia	$895	$820	$584	$579	$834	$2,299	$1,785	$2,364
Canada	449	389	223	439	429	1,061	790	1,229
U.S.	(75)	37	(548)	99	6	(586)	44	142
Global WAM	523	479	425	378	500	1,427	1,221	1,599
Corporate and Other	7	51	(228)	126	77	(170)	(59)	68
Total net income (loss) attributed to shareholders, CER basis	1,799	1,776	456	1,621	1,846	4,031	3,781	5,402
Preferred share dividends and other equity distributions, CER basis	(58)	(103)	(57)	(101)	(56)	(218)	(210)	(311)
Common shareholders' net income (loss), CER basis	$1,741	$1,673	$399	$1,520	$1,790	$3,813	$3,571	$5,091
Asia net income attributed to shareholders, U.S. dollars
Asia net income (loss) attributed to shareholders, US $(2)	$649	$600	$435	$417	$606	$1,684	$1,300	$1,717
CER adjustment, US $(1)	-	(4)	(11)	3	-	(15)	(3)	-
Asia net income (loss) attributed to shareholders, U.S. $, CER basis(1)	$649	$596	$424	$420	$606	$1,669	$1,297	$1,717
Net income (loss) attributed to shareholders (pre-tax)
Net income (loss) attributed to shareholders (post-tax)	$1,799	$1,789	$485	$1,638	$1,839	$4,073	$3,747	$5,385
Tax on net income attributed to shareholders	283	307	47	388	229	637	714	1,102
Net income (loss) attributed to shareholders (pre-tax)	2,082	2,096	532	2,026	2,068	4,710	4,461	6,487
CER adjustment(1)	-	(8)	(7)	(8)	16	(15)	42	33
Net income (loss) attributed to shareholders (pre-tax), CER basis	$2,082	$2,088	$525	$2,018	$2,084	$4,695	$4,503	$6,520
(1)The impact of updating foreign exchange rates to that which was used in 3Q25.
(2)Asia net income attributed to shareholders (post-tax) in Canadian dollars is translated to U.S. dollars using the U.S. dollar Statement of Income rate for the reporting period.
Adjusted book value(1)
($ millions)

	Sep 30, 2025	Jun 30, 2025	Mar 31, 2025	Dec 31, 2024	Sep 30, 2024
As at
Common shareholders’ equity	$44,056	$42,420	$44,475	$44,312	$42,913
Post-tax CSM, net of NCI	20,537	18,527	18,524	18,353	17,364
Adjusted book value	$64,593	$60,947	$62,999	$62,665	$60,277
(1)2024 reconciliations have been updated to align with the presentation of GMT in 2025. See section A7 “Global Minimum Taxes (GMT)” in our 3Q25 MD&A for more information.

Reconciliation of Global WAM core earnings to core EBITDA
($ millions, pre-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	Quarterly Results					YTD Results		Full Year Results
	3Q25	2Q25	1Q25	4Q24	3Q24	2025	2024	2024
Global WAM core earnings (post-tax)	$525	$463	$454	$459	$479	$1,442	$1,214	$1,673
Add back taxes, acquisition costs, other expenses and deferred sales commissions
Core income tax (expenses) recoveries (see above)	82	89	86	83	26	257	151	234
Amortization of deferred acquisition costs and other depreciation	44	51	46	49	48	141	139	188
Amortization of deferred sales commissions	21	20	22	20	19	63	58	78
Core EBITDA	$672	$623	$608	$611	$572	$1,903	$1,562	$2,173
CER adjustment(1)	-	(3)	(17)	(7)	4	(20)	13	6
Core EBITDA, CER basis	$672	$620	$591	$604	$576	$1,883	$1,575	$2,179
(1)The impact of updating foreign exchange rates to that which was used in 3Q25.
Core EBITDA margin and core revenue
($ millions, unless otherwise stated)

	Quarterly Results					YTD Results		Full Year Results
	3Q25	2Q25	1Q25	4Q24	3Q24	2025	2024	2024
Core EBITDA margin
Core EBITDA	$672	$623	$608	$611	$572	$1,903	$1,562	$2,173
Core revenue	$2,175	$2,069	$2,140	$2,140	$2,055	$6,384	$5,876	$8,016
Core EBITDA margin	30.9%	30.1%	28.4%	28.6%	27.8%	29.8%	26.6%	27.1%
Global WAM core revenue
Other revenue per financial statements	$2,145	$1,851	$1,986	$2,003	$1,928	$5,982	$5,585	$7,588
Less: Other revenue in segments other than Global WAM	121	(53)	11	(2)	53	79	151	149
Other revenue in Global WAM (fee income)	$2,024	$1,904	$1,975	$2,005	$1,875	$5,903	$5,434	$7,439
Investment income per financial statements	$4,682	$4,740	$4,234	$5,250	$4,487	$13,656	$12,999	$18,249
Realized and unrealized gains (losses) on assets supporting insurance and investment contract liabilities per financial statements	3,784	2,377	(992)	(622)	1,730	5,169	2,832	2,210
Total investment income	8,466	7,117	3,242	4,628	6,217	18,825	15,831	20,459
Less: Investment income in segments other than Global WAM	8,275	6,924	3,089	4,550	5,991	18,288	15,327	19,877
Investment income in Global WAM	$191	$193	$153	$78	$226	$537	$504	$582
Total other revenue and investment income in Global WAM	$2,215	$2,097	$2,128	$2,083	$2,101	$6,440	$5,938	$8,021
Less: Total revenue reported in items excluded from core earnings
Market experience gains (losses)	24	20	(14)	(28)	33	30	32	4
Revenue related to integration and acquisitions	16	8	2	(29)	13	26	30	1
Global WAM core revenue	$2,175	$2,069	$2,140	$2,140	$2,055	$6,384	$5,876	$8,016

Core earnings excluding the change in ECL
($ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

For the three months ended September 30,	2025	2024
Core earnings	$2,035	$1,828
Less: (Increase) recovery in the ECL	35	(45)
Core earnings, excluding change in ECL	2,000	1,873
CER adjustment(1)	-	16
Core earnings, excluding change in ECL, CER basis	$2,000	$1,889
(1)The impact of updating foreign exchange rates to that which was used in 3Q25.
Core earnings available to common shareholders excluding the change in ECL
($ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

For the three months ended September 30,	2025	2024
Core earnings available to common shareholders	$1,977	$1,772
Less: (Increase) recovery in the ECL	35	(45)
Core earnings available to common shareholders, excluding change in ECL	1,942	1,817
CER adjustment(1)	-	16
Core earnings available to common shareholders, excluding change in ECL, CER basis	$1,942	$1,833
(1)The impact of updating foreign exchange rates to that which was used in 3Q25.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS
From time to time, Manulife makes written and/or oral forward-looking statements, including in this document. In addition, our representatives may make forward-looking statements orally to analysts, investors, the media and others. All such statements are made pursuant to the “safe harbour” provisions of Canadian provincial securities laws and the U.S.
Private Securities Litigation Reform Act of 1995.
The forward-looking statements in this document include, but are not limited to, statements with respect to our ability to achieve our medium-term financial and operating targets, the expected benefits of the acquisitions of Comvest and
Schroders Indonesia, entering into the Indian insurance market and its anticipated benefits and also relate to, among other things, our objectives, goals, strategies, intentions, plans, beliefs, expectations and estimates, and can generally be identified by the use of words such as “may”, “will”, “could”, “should”, “would”, “likely”, “suspect”, “outlook”, “expect”,
“intend”, “estimate”, “anticipate”, “believe”, “plan”, “forecast”, “objective”, “seek”, “aim”, “continue”, “goal”, “restore”,
“embark” and “endeavour” (or the negative thereof) and words and expressions of similar import, and include statements concerning possible or assumed future results. Although we believe that the expectations reflected in such forward-
looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements and they should not be interpreted as confirming market or analysts’ expectations in any way.
Certain material factors or assumptions are applied in making forward-looking statements and actual results may differ materially from those expressed or implied in such statements.
Important factors that could cause actual results to differ materially from expectations include but are not limited to:
general business and economic conditions (including but not limited to the performance, volatility and correlation of equity markets, interest rates, credit and swap spreads, inflation rates, currency rates, investment losses and defaults, market liquidity and creditworthiness of guarantors, reinsurers and counterparties); changes in laws and regulations; changes in accounting standards applicable in any of the territories in which we operate; changes in regulatory capital requirements;
our ability to obtain premium rate increases on in-force policies; our ability to execute strategic plans and changes to strategic plans; downgrades in our financial strength or credit ratings; our ability to maintain our reputation; impairments of goodwill or intangible assets or the establishment of provisions against future tax assets; the accuracy of estimates relating to morbidity, mortality and policyholder behaviour; the accuracy of other estimates used in applying accounting policies and actuarial methods and embedded value methods; our ability to implement effective hedging strategies and unforeseen consequences arising from such strategies; our ability to source appropriate assets to back our long-dated liabilities; level of competition and consolidation; our ability to market and distribute products through current and future distribution channels; unforeseen liabilities or asset impairments arising from acquisitions and dispositions of businesses;
the realization of losses arising from the sale of investments classified fair value through other comprehensive income;
our liquidity, including the availability of financing to satisfy existing financial liabilities on expected maturity dates when required; obligations to pledge additional collateral; the availability of letters of credit to provide capital management flexibility; accuracy of information received from counterparties and the ability of counterparties to meet their obligations;
the availability, affordability and adequacy of reinsurance; legal and regulatory proceedings, including tax audits, tax litigation or similar proceedings; our ability to adapt products and services to the changing market; our ability to attract and retain key executives, employees and agents; the appropriate use and interpretation of complex models or deficiencies in models used; political, legal, operational and other risks associated with our operations; geopolitical uncertainty, including international conflicts and trade disputes; acquisitions and our ability to complete acquisitions including the availability of equity and debt financing for this purpose; the disruption of or changes to key elements of the Company’s or public infrastructure systems; environmental concerns, including climate change; our ability to protect our intellectual property and exposure to claims of infringement; the anticipated benefits from the Comvest and Schroders Indonesia acquisitions, receipt of regulatory approvals and satisfaction of closing conditions for the Schroders Indonesia acquisition; the receipt of regulatory approvals for entering into the Indian insurance market and the anticipated benefits of such entry, and our inability to withdraw cash from subsidiaries.
Additional information about material risk factors that could cause actual results to differ materially from expectations and about material factors or assumptions applied in making forward-looking statements may be found under “Risk
Management and Risk Factors” and “Critical Actuarial and Accounting Policies” in the Management’s Discussion and
Analysis in our most recent annual report, under “Risk Management and Risk Factors Update” and “Critical Actuarial and
Accounting Policies” in the Management’s Discussion and Analysis in our most recent interim report, and in the “Risk
Management” note to the Consolidated Financial Statements in our most recent annual and interim reports, as well as elsewhere in our filings with Canadian and U.S. securities regulators.
The forward-looking statements in this document are, unless otherwise indicated, stated as of the date hereof and are presented for the purpose of assisting investors and others in understanding our financial position and results of operations, our future operations, as well as our objectives and strategic priorities, and may not be appropriate for other purposes. We do not undertake to update any forward-looking statements, except as required by law.